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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June, 2009

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

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Attached herewith as Exhibit 99.1 is a press release, issued on June 26, 2009, whereby Acergy S.A. (the "Company") announced today that an Extraordinary Meeting of Shareholders (the "Meeting") will take place at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg on August 4, 2009 at 2 p.m. local time for the purpose of considering resolutions 9 and 10 of the Annual General Meeting Agenda.

It was noted at the Annual General Meeting of Shareholders on May 22, 2009 that the required quorum of 50% of the outstanding shares for resolutions 9 and 10 was not present and this meeting was therefore not able to consider these resolutions.

The Board of Directors therefore decided to call an Extraordinary General Meeting to consider resolutions 9 and 10. At this Meeting there is no requirement for quorum. However, to approve the proposed resolutions a 2/3rd majority of the votes cast at the Meeting will be required.

Proxies already received for the May 22, 2009 Annual General Meeting remain valid for this Meeting and Shareholders of record as of Tuesday, March 31, 2009 are entitled to vote at the Meeting. Those Shareholders who have not yet cast their votes may do so by submitting the already distributed proxy card as instructed, or alternatively to attend the Meeting in Luxembourg at the above address. The new deadline for submission of votes for American Depositary Receipt holders is July 22, 2009 and for holders of Common Shares July 24, 2009.

The Board expects to call an Extraordinary General Meeting later in the year to consider a proposal for updated Articles of Incorporation and a new Long-Term Incentive Plan. In addition, the Board expects to propose additional directors.

The Board's Governance and Nomination Committee process of identifying and communicating with potential additional directors is progressing well.

Attached herewith as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, are the following materials regarding the Meeting:

   1. Chairman's letter dated June 26, 2009 inter alia advising of the Meeting.

   2.    Notice of the Meeting on August 4, 2009.

   3. Letter from DnB NOR Bank ASA to Shareholders of the Company regarding voting using the proxy card attached thereto.

   4.    Blank form of Proxy Card for holders of Common Shares of the Company.

   5. Depositary's Notice (of Deutsche Bank Trust Company Americas) re the Meeting of Acergy S.A.

   6. Blank form of front and back of Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on June 26, 2009 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 31, 2009.

Certain statements set forth above and contained in the press release and above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These

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statements include, but are not limited to, statements as to the expected timing and purposes of the Meeting and other extraordinary general meetings. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACERGY S.A.


Date: July 2, 2009                                By: /s/ Stuart Jackson
                                                      --------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer
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                                  Exhibit Index

99.1 Press Release dated June 26, 2009 Acergy S.A. Notice of Extraordinary General Meeting of Shareholders.

99.2    Chairman's letter dated June 26, 2009.

99.3    Notice of Extraordinary General Meeting of Shareholders on
        August 4, 2009.

99.4    Letter from DnB NOR Bank ASA to Shareholders of Acergy S.A.

99.5    Blank form of Proxy Card for holders of Common Shares of the Company.

99.6 Depositary's Notice (of Deutsche Bank Trust Company Americas) re the Meeting of Acergy S.A.

99.7 Blank form of front and back of Proxy Card/Voting Instructions for American Depositary Shares.